Exhibit 99.4

The announced acquisition of SABMiller plc and divestiture of SABMiller plc’s interest in MillerCoors LLC expose us to risks related to the closing of the transactions, significant costs related to, and potential difficulties in, the integration of SABMiller into our existing operations and the extraction of synergies from the acquisition, which may have an adverse effect on our results or operations.

On 11 November 2015, our board and the board of SABMiller plc (“SABMiller”) announced that they had reached agreement on the terms of a recommended acquisition by us of the entire issued and to be issued share capital of SABMiller (the “acquisition of SABMiller”). The acquisition of SABMiller will be implemented through a series of stages including the acquisition of SABMiller by a Belgian limited liability company to be formed for the purposes of the acquisition (“Newco”). Anheuser-Busch InBev SA/NV(“AB InBev”) will merge into Newco so that, following completion of the acquisition of SABMiller, Newco will be the new holding company for the enlarged group, comprising the AB InBev group and the SABMiller group (which we refer to as the “Combined Group”).

Also on 11 November 2015, we announced an agreement under which Molson Coors Brewing Company (“Molson Coors”) will purchase the whole of SABMiller’s interest in MillerCoors LLC, a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller, together with rights to the Miller brand globally, in a related transaction (the “MillerCoors divestiture”), conditional upon the completion of the acquisition of SABMiller. The purchase agreement between AB InBev and Molson Coors Brewing Company dated 11 November 2015 is incorporated as exhibit 99.7 to our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on 12 November 2015 (the “12 November Form 6-K”).

Subject to the satisfaction or waiver of all pre-conditions to making a formal offer for, and conditions to completion of, the acquisition of SABMiller and the MillerCoors divestiture (which, together with the related financing, we refer to collectively as the “Transactions”) are currently expected to complete in the second half of 2016. We are exposed to risks related to the closing of the Transactions, significant costs related to the Transactions and potential difficulties in the integration of SABMiller into our existing operations and the creation of synergies from the acquisition of SABMiller, which may have an adverse effect on our results of operations, as discussed in more detail below.

The Transactions remain subject to the review and authorization of various regulatory authorities which could impose conditions that could have an unfavorable impact on the Combined Group.

Completion of the acquisition of SABMiller is subject to a number of pre-conditions and conditions. These pre-conditions and conditions include the receipt of regulatory clearances in the European Union, the United States, South Africa, China, Colombia, Ecuador, Australia, India and Canada and certain other jurisdictions. On the same day that we announced the acquisition of SABMiller, we announced the MillerCoors divestiture, and on 3 December 2015, we announced that we are exploring the sale of a number of SABMiller’s European premium brands and related business, in each case with the goal of proactively addressing regulatory concerns regarding our combination with SABMiller.

The terms and conditions of any authorizations, approvals and/or clearances to be obtained, or any other action taken by a regulatory authority following the closing of the acquisition of SABMiller may require, among other things, the divestiture of any assets or businesses of either the AB InBev group or the SABMiller group to third parties, changes to operations in connection with the completion of the acquisition of SABMiller, restrictions on the ability of the Combined Group to operate in certain jurisdictions following the acquisition of SABMiller, restrictions on AB InBev and SABMiller combining their operations in certain jurisdictions or other commitments to regulatory authorities regarding ongoing operations.

Any such actions could have a material adverse effect on the business of the Combined Group and diminish substantially the synergies and the advantages which we expect to achieve from the acquisition of SABMiller. Furthermore, we may not be able to effect any divestitures or other commitments at the time intended, or at all, or at the desired price, especially in challenging market conditions. Any event that prevents or delays the integration of the AB InBev and SABMiller businesses and operations in any jurisdiction could have a material adverse effect on us and our results of operations.

In addition, divestitures and other commitments made in order to obtain regulatory approvals, if any, may have an adverse effect on our business, results of operations, financial condition and prospects. These or any conditions, remedies or changes also could have the effect of delaying completion of the Transactions, reducing the anticipated benefits of the acquisition of SABMiller, reducing the price we are able to obtain for such disposals or imposing additional costs on or limiting the Combined Group’s revenues following the completion of the acquisition of SABMiller, any of which might have a material adverse effect on the Combined Group following the acquisition of SABMiller.

Ultimately, there is no guarantee that the regulatory pre-conditions and conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the acquisition of SABMiller not being completed, and, in certain circumstances, including if any regulatory pre-condition or condition is not satisfied by the specified long stop date of 11 May 2017 (unless extended), AB InBev may be required to pay or procure the payment to SABMiller of a break payment of USD 3 billion.

In addition to regulatory authorizations, the acquisition of SABMiller is subject to the satisfaction (or waiver, where applicable) of a number of other conditions.

In addition to the pre-conditions and conditions relating to regulatory authorities described above, the acquisition of SABMiller is subject to the satisfaction (or waiver, where applicable) of a number of other conditions as described in the Rule 2.7 announcement (which is incorporated as exhibit 99.1 to our 12 November Form 6-K), including the scheme of arrangement in the UK becoming effective; the Belgian voluntary takeover offer closing and the merger of AB InBev into Newco completing; necessary shareholder resolutions of AB InBev and Newco being passed by the relevant shareholders; the shares of Newco having been approved for admission to listing and trading in Belgium, South Africa and Mexico; and the approval for the admission to trading of Newco’s American Depositary Shares on the New York Stock Exchange.

There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Failure to satisfy any of the conditions may result in the acquisition of SABMiller not being completed, and, in certain circumstances, we may be required to pay or procure the payment to SABMiller of a break payment of USD 3 billion, including if specified AB InBev shareholder resolutions are not passed by the relevant date or our board withdraws its recommendation to our shareholders to vote in favor of the specified AB InBev shareholder resolutions and is permitted to withdraw from the acquisition of SABMiller.

Any resolution proposed at the meeting of SABMiller shareholders convened by the UK court to approve the UK scheme of arrangement must be approved by a majority in number of the SABMiller shareholders (or any such classes of them) present and voting at the meeting, either in person or by proxy, representing not less than 75% of the relevant SABMiller shares voted at such meeting. There is no guarantee that the required level of shareholder support will be achieved. Although SABMiller’s two largest shareholders (Altria Group, Inc. and BEVCO Ltd.) have each provided irrevocable undertakings (which are incorporated as exhibits 99.8 and 99.9 to our 12 November Form 6-K) to vote to implement the acquisition of SABMiller, in certain circumstances such irrevocable undertakings may cease to be binding (as described further in paragraph 19 and Appendix 4 to the Rule 2.7 announcement (which is incorporated as exhibit 99.1 to our 12 November Form 6-K)). In addition, it will be necessary for SABMiller to determine with the UK court whether, for the purposes of voting at such meeting, all of the SABMiller shareholders (including Altria Group, Inc. and BEVCO Ltd.) should be treated as one class (in which case they would vote together in one meeting) or as part of a separate class or classes (in which case the different classes would vote separately). The UK court will consider whether the legal rights of the SABMiller shareholders under the UK scheme of arrangement are sufficiently similar or whether a difference in legal rights makes it more appropriate for particular SABMiller shareholders to be distinguished as a separate class.

Furthermore, even if we desired to invoke a condition to prevent completion of the acquisition of SABMiller, under the UK Takeover Code we are only able to invoke such conditions if the UK Panel on Takeovers and Mergers is satisfied that the circumstances giving rise to such conditions not being satisfied are of material significance to AB InBev in the context of the acquisition of SABMiller. The UK Panel has historically determined that this is a high threshold, so even if something were to occur which we believe means that a condition is not satisfied (such as a material adverse change affecting the SABMiller group), we may not be permitted to invoke such condition and may be required to proceed with completion of the acquisition of SABMiller in any event.

Change of control, prohibition on merger or similar provisions in agreements and instruments to which we are a party or SABMiller is a party may be triggered upon the completion of the Transactions and may lead to adverse consequences for the Combined Group, including the loss of significant contractual rights and benefits, the possible termination of material agreements or the requirement to repay outstanding indebtedness.

AB InBev and SABMiller are each parties to joint ventures, distribution and other agreements, guarantees and instruments which may contain change of control or similar provisions that may be triggered (or be alleged to be triggered) upon the completion of the Transactions. Some of these agreements may be material and some may contain change of control provisions which provide for or permit, or which may be alleged to provide for or permit, the termination of the agreement or other remedies upon the occurrence of a change of control of one of the parties or, in the case of certain debt instruments, entitle holders to require repayment of all outstanding indebtedness owed to them. In addition, we have issued debt instruments and are party to other agreements that may contain restrictions on the merger of, or cessation of business or dissolution of, AB InBev. Certain of these provision may be triggered (or be alleged to be triggered) upon the merger of AB InBev into Newco.

If, upon review of these agreements, AB InBev and SABMiller determine that such provisions can be waived by the relevant counterparties, they may decide to seek such waivers. In the absence of such waivers, the operation of the change of control or restriction on merger provisions, if any, could result in the loss of material contractual rights and benefits, the termination of the relevant agreements or the requirement to repay outstanding indebtedness. Alternatively, in respect of certain debt instruments, the parties may decide to seek to effect certain restructuring transactions or redeem the instruments in accordance with their terms. Either such approach may be subject to uncertainty and result in significant costs to the Combined Group.

In addition, various compensation and benefit programs with members of SABMiller senior management and directors and other SABMiller employees contain change of control provisions providing for vesting of stock options and other share-based awards, accelerated payouts under certain pension and bonus plans and tax gross-ups to be paid following the completion of the acquisition of SABMiller. We have taken into account potential payments arising from the operation of change of control provisions, including compensation arising from change of control provisions in employment agreements, but such payments may exceed our expectations.

We intend for the acquisition of SABMiller to be implemented through a complex cross-border structure and failure to implement in this manner may result in significant costs to the Combined Group

It is intended that the acquisition of SABMiller will be implemented by way of a three-stage process involving: (i) a UK law court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006; (ii) a Belgian law voluntary cash takeover offer pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids; and (iii) a Belgian law reverse merger under the Belgian Companies Code of 7 May 1999.

This complex structure will involve a series of steps, in multiple legal jurisdictions. The implementation of the proposed structure is dependent on the actions and approval of a number of third parties, including governmental and regulatory bodies, which are beyond our control, and on regulations and legislation in force as at the date we announced the proposed agreement with SABMiller. It may eventually not be possible, whether as a result of a change in law or otherwise, to implement the acquisition of SABMiller as currently intended, but we may be required to complete the Transactions.

We have entered into a Tax Matters Agreement (which is incorporated as exhibit 99.5 to our 12 November Form 6-K) with Altria Group Inc., pursuant to which we (and, after the completion of the acquisition of SABMiller, Newco as the ultimate parent of the Combined Group) give certain representations, indemnities and undertakings to Altria Group Inc. in relation to certain matters that are relevant to Altria under US tax rules, including the structure and implementation of the acquisition of SABMiller. If certain of these representations or undertakings are breached, including, potentially, because the structure of the acquisition of SABMiller is required to be amended, we (and, after the completion of the acquisition of SABMiller, Newco) may be required to indemnify Altria for certain tax costs it may incur in relation to the acquisition of SABMiller.

We face financial and operational risks in refinancing the acquisition of SABMiller, due to our increased level of debt and as a result of the potential downgrading of our credit ratings.

We have obtained financing for the acquisition of SABMiller under a fully committed USD 75 billion senior facilities agreement dated 28 October 2015 (the “2015 Facilities Agreement”, which is incorporated as exhibit 99.4 to our 12 November Form 6-K). These facilities comprise a USD 10 billion Disposals Bridge Facility, a USD 15 billion Cash/DCM Bridge Facility A, a USD 15 billion Cash/DCM Bridge Facility B, a USD 25 billion Term Facility A, and a USD 10 billion Term Facility B.

The Disposals Bridge Facility and the Cash/DCM Bridge Facility A are each repayable in full on the first anniversary of the acquisition of SABMiller. The Cash/DCM Bridge Facility B is repayable in full no later than the second anniversary of the acquisition of SABMiller (assuming that we exercise our one-year extension option).

Subject to certain exceptions, we are required to apply the entirety of the proceeds from any asset disposal in excess of $1 billion to cancel or repay the commitments or outstanding loans under the three Bridge Facilities, and we are required to apply at least 80% of the net proceeds of any debt raising, including any debt capital markets offering (subject to certain exceptions), to cancel or repay the commitments or outstanding loans under the two Cash/DCM Bridge Facilities.

Upon completion, the net proceeds of the MillerCoors divestiture will repay part of the Disposals Bridge Facility. We intend to refinance a portion of each of the three Bridge Facilities from a combination of the proceeds of certain asset divestitures (for example, if a sale is agreed, using the proceeds of the sale of one or more of SABMiller’s European premium brands and related business) and debt capital markets offerings. Such asset divestitures and debt capital markets offerings are not conditioned upon one another and may be consummated at various times. However, we may not be able to effect any offerings or divestitures at the time intended, or at all or at the desired price, especially in challenging market conditions. In addition, any asset divestiture could itself be the subject of regulatory restrictions or challenges or litigation and a regulatory authority or court could delay any such transactions or prohibit them from occurring on their proposed terms, or from occurring at all, which could adversely affect the funding, synergies and cost-savings sought to be achieved in connection with the acquisition of SABMiller.

Failure to complete the anticipated asset divestitures and debt capital markets offerings would constrain our ability to refinance this indebtedness and require us to seek alternative refinancing sources, which may be unavailable or result in higher costs. Whether or not we are able to refinance the indebtedness incurred in connection with the acquisition of SABMiller through asset disposals, the portion of our consolidated balance sheet that will be represented by debt will increase substantially as compared to our historical position.

The increased level of debt could have significant consequences, including increasing our vulnerability to general adverse economic and industry conditions, limiting our ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of our assets and opportunities fully. The increased level of debt could also limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, impairing our ability to obtain additional financing in the future, and placing us at a competitive disadvantage compared to our competitors who have less debt.

In addition, ratings agencies may downgrade our credit ratings below their current levels as a result of the incurrence of the financial indebtedness related to the acquisition of SABMiller. On 13 November 2015, after the announcement of the agreement with SABMiller, Standard & Poor’s Ratings Services downgraded our long-term rating from A with negative outlook to A- with stable outlook and Moody’s Investors Service placed our long-term rating of A2 under review for downgrade. Any further downgrading of our credit ratings would result in an increase to the coupon payable on each of the facilities under our 2015 Facilities Agreement, and may result in the need to refinance some of the outstanding indebtedness of SABMiller which provides holders with redemption rights at a premium when a change of control is accompanied by a rating downgrade below investment grade. Any credit rating downgrade could materially adversely affect our ability to finance our ongoing operations, and our ability to refinance the debt incurred to fund the acquisition of SABMiller, including by increasing our cost of borrowing and significantly harming our financial condition, results of operations and profitability, including our ability to refinance our other existing indebtedness.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—We may not be able to obtain the necessary funding for our future capital or refinancing needs and we face financial risks due to our level of debt and uncertain market conditions” in our Form 20-F for the year ended 31 December 2014.

Fluctuations in exchange rates could have a significant impact on the results of operations of the Combined Group and the amount of debt we incur upon completion of the acquisition of SABMiller.

The Combined Group will report its consolidated results in U.S. dollars. After taking into account the effects of the MillerCoors divestiture, the SABMiller Group derives the vast majority of its revenues from operating companies that have non-U.S. dollar functional currencies (in most cases, in the local currency of the respective operating company). Consequently, any fluctuations in exchange rates between such operating companies’ functional currencies and the U.S. dollar will affect the consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollars for reporting purposes of the Combined Group, as translational exposures cannot be hedged. After the completion of the Transactions, we expect that over 75% of the revenues of the Combined Group (not accounting for any possible divestitures other than the MillerCoors divestiture) will be derived from operating companies that have non-U.S. dollar functional currencies.

In addition, we are committed to paying the cash consideration for the acquisition of SABMiller in British pound sterling (and, to the extent required to some SABMiller shareholders, South African Rand), but the committed debt facilities we entered into are denominated in U.S. dollars, and we expect that as of the completion of the Transactions, a significant majority of our debt will be denominated in U.S. dollars. We have entered, and may in future, enter into financial transactions to mitigate exchange risk between U.S. dollars and British pound sterling, but these financial transactions and any other efforts taken to better hedge our exposure to British pound sterling may result in increased costs. Furthermore, the majority of our U.S. dollar denominated debt will be borne by AB InBev, a Euro functional currency company, and the resulting currency mismatch may result in a material exchange impact on our results of operations.

Disruption from the Transactions may make it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the Combined Group will operate.

The uncertainty regarding the effect of the Transactions and any related asset divestitures could cause disruptions to the businesses of AB InBev and SABMiller. These uncertainties may materially and adversely affect AB InBev’s or SABMiller’s businesses and their operations and could cause customers, distributors, other business partners and other parties that have business relationships with AB InBev or SABMiller to defer the consummation of other transactions or other decisions concerning AB InBev’s or SABMiller’s businesses, or to seek to change existing business relationships with these companies.

The success of the Combined Group will depend, among other things, on its capacity to retain certain key employees of AB InBev and SABMiller. The key employees of either AB InBev or SABMiller could leave their employment because of the uncertainties about their roles in the Combined Group, difficulties related to the combination, or because of a general desire not to remain with the Combined Group. Moreover, the Combined Group will have to address issues inherent in the management of a greater number of employees in some very diverse geographic areas. Therefore, it is not certain that the Combined Group will be able to attract or retain its key employees and successfully manage them, which could disrupt its business and have an unfavorable material effect on its financial position, its income from operations and on the competitive position of the Combined Group.

We may not be able to successfully integrate SABMiller or realize the anticipated benefits and synergies of the acquisition of SABMiller, including as a result of a delay in completing the Transactions or difficulty in integrating the businesses of the companies involved, and any such benefits and synergies will be offset by the significant transaction fees and other costs we incur in connection with the Transactions.

Achieving the advantages of the acquisition of SABMiller will depend partly on the rapid and efficient combination of our activities with SABMiller, two companies of considerable size which functioned independently and were incorporated in different countries, with geographically dispersed operations, and with different business cultures and compensation structures.

The integration process involves inherent costs and uncertainties. These uncertainties are exacerbated because SABMiller is active in new or developing markets in which we do not have significant operations, and because we had little opportunity to perform detailed due diligence on SABMiller prior to the announcement of the proposed transaction. As compared to AB InBev, the Combined Group may face increased exposure to certain risks as a result of the acquisition of SABMiller. For example:

●	SABMiller has entered into important strategic partnerships in a number of Eurasian and African countries. The Combined Group may face challenges in continuing to develop collaborative relationships with these partners in order to ensure that decisions are taken in such partnerships which promote the strategic and business objectives of the Combined Group.
●	SABMiller operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. SABMiller is not subject to the same laws relating to corruption that we are subject to, and there is a risk that improper actions taken by its employees or representatives of its subsidiaries, affiliates, associates, joint ventures or other business interests may expose the Combined Group to potential liability and the costs associated with investigating potential misconduct. In addition, any press coverage associated with such misconduct, even if unwarranted or baseless, could damage the reputation and sales of the Combined Group.

Furthermore, there is no assurance that the acquisition of SABMiller will achieve the benefits we anticipate from the integration. We believe that the consideration expected to be paid is justified, in part, by the procurement and engineering savings, brewery and distribution efficiency gains, best practice sharing and other cost savings, synergies and benefits that we expect to achieve by combining SABMiller’s operations with ours. However, these expected savings, gains, synergies and other benefits may not be achieved, and the assumptions upon which we determined the consideration paid for the acquisition of SABMiller may prove to be incorrect. The implementation of the acquisition of SABMiller and the successful integration of SABMiller’s operations into ours will also require a significant amount of management time and, thus, may affect or impair management’s ability to run the businesses effectively during the period prior to the completion of the acquisition of SABMiller and the integration of businesses thereafter.

In addition, AB InBev and SABMiller have incurred, and will continue to incur, significant transaction fees and other costs associated with the Transactions. These fees and costs are substantial and include financing, financial advisory, legal and accounting fees and expenses. In addition, the Combined Group may face additional unanticipated costs as a result of the integration of AB InBev and SABMiller which would offset any realized synergy benefits resulting from the acquisition of SABMiller.

Finally, the Tax Matters Agreement we have entered into with Altria Group Inc. (which is incorporated as exhibit 99.5 to our 12 November Form 6-K) imposes some limits on the ability of the Combined Group to effect some group reorganizations after the completion of the acquisition of SABMiller which may limit our capacity to integrate SABMiller’s operations into ours.

An impairment of goodwill or other intangible assets would adversely affect the Combined Group’s financial condition and results of operation.

As a result of the Transactions, we will recognize a significant amount of incremental goodwill on our balance sheet. Our current estimate of this amount is USD 87.7 billion (as reflected in, and subject to the uncertainties described above regarding, our pro forma financial information). Our accounting policy (and that of the Combined Group) considers brands and distribution rights for our own products as intangible assets with indefinite useful lives, which are tested for impairment on an annual basis (or more often if an event or circumstance indicates that an impairment loss may have been incurred) and not amortized.

After the completion of the Transactions we will record brands and other intangibles from the SABMiller business as intangible assets with indefinite lives. Our current estimate of the fair value of such brands and other intangibles (which does not account for any possible divestitures other than the MillerCoors divestiture) is USD 21 billion. If the combination of the businesses meets with unexpected difficulties, or if the Combined Business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

The size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may decrease our ability to successfully carry out further acquisitions and business integrations.

In the past, we have made acquisitions of, investments in, joint ventures and similar arrangements with, other companies and businesses. Much of our growth in recent years is attributable to such transactions, including the combination of Interbrew and Ambev in 2004, the combination of InBev and Anheuser-Busch in 2008 and the combination of AB InBev and Grupo Modelo in 2013.

The Combined Group may be unsuccessful in the implementation of future acquisitions, investments or joint ventures or alliances.

We cannot enter into further transactions unless we can identify suitable candidates and agree on the terms with them. The size of the Combined Group and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for the Combined Group to obtain regulatory approval for future transactions. If appropriate opportunities do become available, the Combined Group may seek to acquire or invest in other businesses; however any future acquisition may pose regulatory, anti-trust and other risks, as well as integration risks in jurisdictions where the Combined Group already has a presence.

These risks and limits may limit the Combined Group’s ability to implement its global strategy and its ability to achieve future business growth.

The unaudited pro forma financial information reflecting the Transactions may not be representative of our actual results as a Combined Group, and accordingly, you have limited financial information on which to evaluate the Combined Group.

The pro forma financial information relating to the Transactions, which was prepared in accordance with Article 11 of Regulation S-X, and the historical financial statements of SABMiller, are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually occurred had the Transactions been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the Combined Group.

The pro forma financial information relating to the Transactions is based in part on certain assumptions regarding the Transactions that we believe are reasonable under the circumstances. The pro forma adjustments are based upon limited information available and certain assumptions that AB InBev believes to be reasonable as of the date of its publication. For example, the estimated purchase price allocation included in the pro forma financial information is preliminary and once we obtain access to further information may be materially different. In addition, the LIBOR interest rate and our credit rating (each of which impact on our cost of financing), our share price and exchange rates at the time of the closing of the Transactions would all have a material impact on the total acquisition price and the accuracy of the pro forma financial information. Furthermore, the pro forma financial information does not reflect future exceptional charges resulting from the Transactions or future events that may occur, including restructuring activities or other costs related to the integration of SABMiller, and does not consider potential impacts of current market conditions on the results of operations.

In addition, although we have announced that we are exploring the sale of a number of SABMiller’s European premium brands and related business and may consider other potential asset or business divestitures in connection with the acquisition of SABMiller which may be material to the Combined Group, such divestitures are not reasonably certain at this time, and the effects of any such divestitures (other than the MillerCoors divestiture) have not been taken into account in the preparation of the unaudited pro forma financial information. Furthermore, in order to obtain regulatory approvals we may be required to implement remedies or make changes to the business of the Combined Group that may have an adverse effect on our results of operations and the impact of such remedies or changes cannot be predicted at this time and has not been taken into account in the preparation of the unaudited pro forma financial information.

As a result, investors should not place any undue reliance on the pro forma financial information.

The Transactions are, and may in the future be, subject to litigation attempting to enjoin their completion.

We are now and may in the future be party to legal proceedings and claims related to the Transactions. For example, certain private parties have brought a legal challenge to the acquisition of SABMiller, and the court in this private action could enjoin the parties from completing the acquisition of SABMiller or could delay it. We believe the claims in the current litigation are without merit and we intend to defend against current and any future legal proceedings vigorously.